Exhibit 99.1

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

February 6, 2012	BY SEDAR

To:	All Applicable Securities Commissions
and
To:	TSX Venture Exchange

Dear Sirs:

Re:	Annual General and Special Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1.	Meeting Type	: Annual General and Special Meeting
2.	Class of Securities Entitled to Receive Notice:	: Common Shares
3.	Class of Securities Entitled to Vote	: Common Shares
4.	CUSIP Number	: 557808102
5.	ISIN	: CA 5578081021
6.	Record Date for Notice	: March 7, 2012
7.	Record Date for Voting	: March 7, 2012
8.	Beneficial Ownership Determination Date	: March 7, 2012
9.	Meeting Date	: April 17, 2012
10.	Meeting Location	: Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson
Senior Administrator

/ea

cc:	Miller Thomson, Attn: Peter McArthur/Britt Redenbach
Computershare Investor Services Inc., Attn: Yasmin Juma
Davidson & Company, Attn: Dave Harris/Dan O’Brien
U.S. Regulatory Authorities (with Form 6K)
James G. Stewart
Ian Brown